EXHIBIT 99.1

Lombard Medical Announces Live Case Presentation on Aorfix(TM) Endovascular Stent Graft at Charing Cross International Symposium

IRVINE, Calif. and LONDON, April 27, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that Aorfix™, an endovascular stent graft for AAA repair, will be featured in a new Edited Live Case session at the 37th Charing Cross (CX) International Symposium. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees, often a feature of complicated AAA anatomies. The Aorfix case will be led by Robert E. Beasley, MD, director of Vascular/Interventional Radiology Lab and Evanescence Vein Center, at Mt. Sinai Hospital in Miami, FL. The 2015 Charing Cross International Symposium will be held at the Olympia Grand in London, United Kingdom from April 28th – May 1st.

"We're proud to showcase the unique benefits of Aorfix at the 2015 Charing Cross Symposium, a globally renowned meeting attended by the world's leading experts in vascular surgery," said Simon Hubbert, CEO of Lombard Medical. "The live case presented by Dr. Beasley will demonstrate the ability of Aorfix to treat a broad range of complex anatomies, and reinforce the positive outcomes achieved in over 4,000 patients treated with Aorfix across the world."

The CX International Symposium raises vascular and endovascular challenges to a world-class faculty that examines available evidence to reach a consensus after discussion with an expert audience.  The 2014 Symposium had a record number of 4,181 attendees from 79 countries. This year, the CX Programme Organising Board is launching a new Edited Live Cases session, featuring a workshop to study relevant endovascular treatment topics from the Main Programme (Aortic and Carotid) in technical detail, and Edited Live Cases to explore the application of different techniques in complex situations to achieve the best outcome for patients.

Further information about the Symposium and the Edited Live Case session can be found at: http://www.cxvascular.com/

Aorfix will be featured in the following Edited Live Case presentation at the Charing Cross International Symposium:

Tuesday, April 28th
Session 4: 4:00-4:40 PM, Grey Learning Centre
Olympia Grand, London, United Kingdom

Chairing: Professor Dittmar Boeckler, Heidelberg, Germany
CX sessional discussant: Professor Giovanni Torsello, Münster, Germany
CX sessional discussant: Michel Makaroun, MD, Pittsburgh, United States

The Aorfix Endovascular stent graft
Case presenter: Robert E. Beasley, MD, Miami, United States
Case discussant: John Hardman, MD, Bath, United Kingdom
Case discussant: Nilo Mosquera, MD, Ourense, Spain

In addition, Lombard Medical will be hosting a lunch symposium for Charing Cross International Symposium attendees and press:

Wednesday, April 29th
12:30-1:30 PM, London Room
Olympia Grand, London, United Kingdom

Meeting the challenges of EVAR with a unique design & proven indication: Early--, mid--, and late-term clinical experience with Aorfix

Presenters: Mark F. Fillinger, MD, Robert E. Beasley, MD, Professor Andrew Holden, Nilo Mosquera, MD, Professor Vincente Riambau

For more information or to confirm your interest in attending the symposium, please contact: Tina Lai at Tina.Lai@lombardmedical.com or visit the Lombard Medical booth #216 at the Olympia Grand, London.

About Aorfix™ Endovascular Stent Graft

Aorfix™ is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as abdominal aortic aneurysms (AAAs). When placed within the aneurysm, Aorfix creates an internal bypass of the aneurysm to reduce the risk of rupture. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees.  Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends.  Aorfix received FDA approval in 2013, and is commercially available in U.S., U.K., Germany, Spain, Italy, Austria, Switzerland, the Czech Republic, Russia, Greece, Canada, Mexico, Brazil, Japan, Hong Kong, Poland, New Zealand, Argentina, Sweden, Colombia, Ireland, Chile, Peru, and Uruguay.

About Abdominal Aortic Aneurysms (AAAs)

AAAs are balloon-like enlargements of the aorta which, if left untreated, may rupture and cause death. Approximately 4.5 million people are living with AAAs in the developed world and each year more than 500,000 new cases are diagnosed.  In the US, aortic aneurysm disease is among the leading causes of death and it is estimated that 1.5 million people have an abdominal aortic aneurysm.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on device solutions for the $1.6 billion per year abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomies, which are often present in advanced AAA disease.  Aorfix has been used to treat more than 4,000 patients worldwide. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company's current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as "believe," "expect," "future," "anticipate," "look forward to," "intend," "plan," "foresee," "may," "should," "will," "estimates," "outlook," "potential," "optimistic," "confidence," "continue," "evolve," "expand," "growth" or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company's products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's prospectus filed with the Securities and Exchange Commission dated April 25, 2014.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

CONTACT: Lombard Medical, Inc.
         Simon Hubbert, Chief Executive Officer
         Tel: +1 949 379 3750 / +44 (0)1235 750 800
         William J. Kullback, CFO
         Tel: +1 949 748 6764

         Pure Communications
         Matthew H Clawson
         Tel: +1 949 370 8500 / matt@purecommunicationsinc.com

         FTI Consulting (UK)
         Simon Conway, Victoria Foster Mitchell
         Tel: +44 (0)20 3727 1000